RWE

RECEIVED

2007 MAR 20 A 10:21

File No. 82-4018

March 13, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



07021951

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

Please find attached the invitation to the Annual General Meeting 2007 of RWE AG and the proxy voting brochure.

If you have any questions or comments please call the undersigned

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft

- Dr. Döss-   - Alphéus -

Encl.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com



File No. 82-4018

Invitation to the Annual General Meeting of RWE Aktiengesellschaft on Wednesday, April 18, 2007









RWE Aktiengesellschaft

Essen

International Securities Identification Numbers (ISIN):

DE 0007037129
DE 0007037145

Invitation to the Annual General Meeting

Dear Shareholders,

We hereby invite you to attend our Ordinary Annual General Meeting, which shall convene at 10:00 a.m. on Wednesday, April 18, 2007, in the Grugahalle on Norbertstrasse 2 in Essen, 45131, Germany.

Agenda

1. ***Presentation of the approved Financial Statements of RWE Aktiengesellschaft and the Group for the financial year ended December 31, 2006 with the combined Review of Operations of RWE Aktiengesellschaft and the Group, the proposal for the appropriation of distributable profit, and the Supervisory Board Report for fiscal 2006***

   The aforementioned documents have been made available on the Internet at www.rwe.com and in the offices of RWE Aktiengesellschaft corporate headquarters, which are located on Opernplatz 1, 45128 Essen, Germany. Copies of these documents will be furnished free of charge and immediately upon request from any shareholder.

2. ***Appropriation of distributable profit***

   The Executive Board and the Supervisory Board propose that RWE Aktiengesellschaft's distributable profit for fiscal 2006 be appropriated as follows:

   Payment of a dividend of €3.50 per individual share on the dividend-bearing capital stock of

€1,439,756,800.00	=	€1,968,417,500.00
Profit carryforward	=	€80,757.23
Distributable profit	=	€1,968,498,257.23

3. ***Approval of the Acts of the Executive Board for fiscal 2006***

   The Executive Board and the Supervisory Board propose that the Executive Board be granted approval for its acts in fiscal 2006.

4. *Approval of the Acts of the Supervisory Board for fiscal 2006*

The Executive Board and the Supervisory Board propose that the Supervisory Board be granted approval for its acts in fiscal 2006.

5. *Appointment of the auditors for fiscal 2007*

The Supervisory Board proposes that

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft,
Frankfurt am Main,
Zweigniederlassung Essen,

be appointed auditors for fiscal 2007.

6. *Authorisation to implement share buybacks*

The authorisation issued at the 2006 Annual General Meeting to conduct share buybacks expires on October 12, 2007. Therefore, it shall be renewed. The draft resolution contains provisions for the acquisition and subsequent use of treasury stock.

a) The Executive Board and the Supervisory Board propose that:

aa) The company is authorised to buy back up to 10% of its capital stock in shares of any kind until October 17, 2008. The buyback can be limited to a single class of shares. At the Executive Board's discretion, the acquisition shall be made (1) on the stock exchange or (2) via a public purchase offer.

(1) If the acquisition is made on the stock exchange, the price per share paid by the company (excluding ancillary purchase costs) may not deviate by more than 10 % from the arithmetic mean of the closing bidding price of the type of share in question on the Xetra trading system (or on a system replacing the Xetra system with comparable functionality) on the Frankfurt Stock Exchange on the last three stock-market trading days prior to the purchase.

(2) If the acquisition is arranged as a public purchase offer, the price per share offered and paid by the company may not deviate by more than 20 % from the arithmetic mean of the closing bidding price of the type of share in question on the Xetra trading system (or on a system replacing the Xetra system with comparable functionality) on the Frankfurt Stock Exchange on the last three stock-market trading days prior to the publication of the offer. If the purchase offer is oversubscribed, it shall be accepted on a prorated basis. Preferred acceptance of low quantities, i.e. up to 100 shares per shareholder, is possible.

bb) Regarding shares purchased by the company, a Group company, or a third party on their behalf pursuant to Sub-Item aa), the Executive Board is authorised to call these shares without further approval from the Annual General Meeting. The call can be made without reducing capital by adjusting the prorated amount of the remaining shares in the company's capital stock. In such cases, the Executive Board shall be authorised to adjust the number of shares in the Articles of Incorporation.

cc) Furthermore, regarding common shares purchased by the company, a Group company, or a third party on their behalf in accordance with Sub-Item aa), the Executive Board is authorised to transfer these shares to third parties in connection with mergers or acquisitions of companies or of stakes in companies. Shareholder subscription rights are excluded. The price at which the shares are transferred in connection with mergers or acquisitions of companies or of stakes in companies may not be more that 5 % lower than the arithmetic mean of the closing bidding price (excluding ancillary purchase costs) of the type of share in question on the Xetra trading system (or on a system replacing the Xetra system with comparable functionality) on the Frankfurt Stock Exchange on the last three stock-market trading days prior to the binding agreement reached with the contracting party.

dd) Furthermore, the Executive Board is authorised to sell the common shares purchased by exercising the authorisation in accordance with Sub-Item aa) without selling them on the stock market or offering them to all shareholders, as long as they are sold for cash and at a price that is not significantly lower than the price at which shares of the same class are listed on the stock market at the time of sale. Shareholder subscription rights are excluded. This authorisation is limited to the sale of shares which together account for no more than 10 % of the company's capital stock.

ee) All of the preceding authorisations may be exercised in full, in part, or in several tranches, to fulfil one or several purposes, by the company and—insofar as permissible—by Group companies or third parties on behalf of the company or said Group companies.

ff) The limited authorisation to conduct share buybacks issued by the Annual General Meeting on April 13, 2006, which expires effective October 12, 2007, shall be revoked once the new authorisation has entered into force.

b) The Executive Board and the Supervisory Board further propose that the following resolution be adopted:

aa) Share buybacks implemented pursuant to the aforementioned authorisation may also be carried out by exercising put and call options. In such events, the option-based transactions must be carried out with a financial institution or with companies whose activities comply with Sec. 53, Para. 1, Sentence 1 or Sec. 53b, Para. 1, Sentence 1 or Para. 7 of the German Banking and Financial Dealings Act (KWG) (referred to as "financial institutions" hereinafter) as long as, on exercise of the option, said financial institution delivers shares which were purchased in

line with the principle of equal treatment. Share buybacks using put and call options are limited to shares accounting for a maximum of 5% of the company's capital stock when the resolution is adopted by the Annual General Meeting. The term of the options must end no later than October 17, 2008. The option premium paid or received by the company for exercising the call or put option may not deviate by more than 5% from the theoretical market value of the option in question, determined using generally accepted investment mathematics methods. The purchase price of the shares due on exercise of the option may not deviate by more than 20% from the arithmetic mean of the closing bidding price of the type of share in question on the Xetra trading system (or on a system replacing the Xetra system with comparable functionality) on the Frankfurt Stock Exchange on the last three stock-market trading days prior to the conclusion of the option transaction (without including ancillary purchasing costs, but including the option premium received or paid).

bb) The Executive Board is authorised to use the shares in the company purchased by exercising this authorisation as set out in Item 6 a) of the Agenda.

Executive Board report to the Annual General Meeting on Item 6

We propose to the Annual General Meeting that the company continue to be authorised to buy back shares of all types. The authorisation issued by the 2006 Annual General Meeting, which expires effective October 12, 2007, shall be revoked once the new authorisation has entered into force. RWE is planning to carry out a share buyback within the scope of the deconsolidation of American Water. Details of the procedure and the size of the buyback will be determined at that time.

Besides making acquisitions on the stock exchange, the company should also be enabled to conduct share buybacks via a public purchase offer submitted to all of the holders of shares of the class in question. This will afford the company greater flexibility. The principle of equal treatment set forth in German stock corporation law must be taken into account. If a public purchase offer is oversubscribed, it shall be accepted on a prorated basis. However preferred acceptance of low quantities, i.e. up to 100 shares per shareholder, is possible. This is supposed to avoid fractional amounts when determining the contingents that are to be purchased and prevent small numbers of shares from being left over, thus simplifying the technical procedure.

The authorisation as per Item 6 b) of the Agenda further envisions that derivatives can also be used in put or call options, or a combination of the two, when carrying out share buybacks. Item 6 b) of the Agenda thus extends Item 6 a) of the Agenda simply by the possibility of conducting share buybacks by exercising put or call options or a combination of the two, and does not constitute an additional or independent authorisation to implement share buybacks; this means that all of the conditions governing share buybacks under Item 6 a) of the Agenda remain in effect, i.e. the timing provisions. The size of the share buybacks carried out in this manner is further limited to 5 % of the company's capital stock within the scope of the general

authorisation under Item 6 a). This alternative affords the company the possibility to optimally structure share buy-backs.

When selling a put option, the company grants the buyer of the put option the right to sell to the company shares in the company at a price determined by the put option (exercise price). In the event that the put option is exercised, as seller, the company is obligated to purchase the number of shares set forth by the put option at the exercise price. In compensation, the company receives an option premium when the put option is sold.

The advantage of using put options from the company's perspective is that the exercise price can be determined on the day on which the option is concluded. However, the cash and cash equivalents are not paid until the exercise date. If the option is not exercised, because the share price exceeds the exercise price on the exercise date, the company may not purchase any of its own shares using this procedure. However, it keeps the option premium it received on the day the option was concluded.

When purchasing a call option, the company is granted the right—in exchange for paying an option premium—to sell a number of shares at a pre-determined price (exercise price) from the seller of the option. It makes economic sense for the company to exercise a call option when the company's share price exceeds the exercise price at the exercise date, since it can then purchase the shares from the seller at the lower exercise price. By purchasing call options, the company can hedge rising share prices and is only obligated to purchase the number of shares it actually needs at a later point in time.

The aforementioned option transactions are to be carried out with a financial institution. This enables the head office to conclude option transactions at short notice—unlike when making offers for the purchase of the option to all shareholders. Due to the determination of the option premi-

um as described above and the more limited allowable exercise price set forth in the resolution, shareholders are not put at an economic disadvantage when the company carries out share buybacks by exercising put or call options. Since the company pays a fair market price, shareholders who do not participate in the option transaction do not lose any value. The shareholders are thus in the position they would be if the share buyback were conducted on the stock exchange, in which case not all shareholders would actually be able to sell shares to the company. Furthermore, when exercising call options, one must comply with the provisions set forth by the resolution, which mandate that on exercise of the option, only shares previously purchased in line with the principle of equal treatment may be delivered.

Sec. 71, Paragraph 1, Item 8, Sentence 4 of the German Stock Corporation Act (AktG) allows the Executive Board to sell shares bought back on the basis of the aforementioned authorisation on the stock exchange. It is also proposed that the Annual General Meeting authorise the Executive Board to call treasury stock without further approval from the Annual General Meeting. The proposed authorisation envisions the Executive Board also calling shares without decreasing the company's capital, in accordance with Sec. 237, Paragraph 3, Item 3 of the German Stock Corporation Act. In cases where shares are called without decreasing the company's capital, the prorated amount of the other shares in the company's capital stock increases. In such cases, the Executive Board shall be authorised to amend the Articles of Incorporation to reflect the change in the number of shares.

Furthermore, the company seeks to be allowed to offer treasury stock as compensation in the event of a merger or the acquisition of a company or of a stake in a company. Treasury stock is an important acquisition currency. It can represent an attractive financing option for the company. Sellers often ask for treasury stock as compensation. If given the corresponding authorisation, the company will be able to rapidly and flexibly complete acquisitions paid for in

shares either in full or in part. Most importantly, it will be able to do so without seeking approval from the Annual General Meeting, which is often impossible due to time constraints. Moreover, the use of treasury stock as acquisition currency benefits existing shareholders in that their voting rights are not diluted compared to the situation before the company bought back its own shares. At present, there are no plans to make acquisitions in exchange for treasury stock. The Executive Board will report on the exercise of this authorisation at the Annual General Meeting following the transaction.

The company is also to be put in a position to sell its own shares under exclusion of shareholder subscription rights without selling them on the stock exchange or by making an offer to shareholders in exchange for cash. The primary objective is to enable the company to issue shares in the company at short notice. The proposed authorisation thus helps secure that the company has a sufficient amount of equity over the long term. The prerequisite is that the exercise price is not significantly lower than the price of the same class of shares in the company on the stock market at the time of sale. This shall be deemed the case if the sales price is no more than 5% lower than the arithmetic mean of the closing bidding price of the type of company share in question on the Xetra trading system on the last three stock-market trading days prior to the binding agreement reached with the buyer. In the event of a discount over the price of the shares on the stock market at the time of sale based on prevailing market conditions, the Executive Board will make sure that the discount is as small as possible. The sum accounted for by the shares which are up for sale is limited to 10% of the company's capital stock. Due to the limit imposed on the number of shares that may be sold and the obligation to ensure that the sales price of the new shares mirrors that of the price of the shares on the stock market as closely as possible, the shareholders are afforded suitable protection from a dilution of their shares. At the same time, this ensures that the compensation sought by the company is reasonable.

7. Amendment of Article 3 of the Articles of Incorporation (Fiscal year, announcements, venue)

The German law for the implementation of the transparency directive, which was enacted on January 20, 2007, sets forth that the conveying of information to shareholders via remote data transmission is, among other things, subject to approval from the Annual General Meeting. The Articles of Incorporation are to be amended accordingly, in order to allow us to furnish our shareholders with information by electronic means whenever necessary.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a) Article 3 bears the following heading:

"Article 3: Fiscal year, announcements and information, venue"

b) Article 3, Paragraph (2) of the Articles of Incorporation shall be supplemented by the following Sentence 2:

"Information may be conveyed to shareholders also via remote data transmission."

Shareholder motions

Pursuant to Section 125 et seqq. of the German Stock Corporation Act (AktG), the Executive Board is obligated to publish motions filed by shareholders with regard to a certain Item of the agenda only if petitioners provide proof of their capacity as shareholders in a timely manner. All shareholder motions must be submitted to:

RWE Aktiengesellschaft
Recht/Organangelegenheiten Konzern
Opernplatz 1
45128 Essen
(Fax: +49 201 12-15743)

or per e-mail to:
hv2007.gegenantraege@rwe.com

We will publish motions and electoral proposals made by shareholders that must be made accessible and are submitted to one of the two aforementioned addresses by the end of the day on April 3, 2007 on the Web at www.rwe.com.

Attendance at the Annual General Meeting

Accordingly, entitled to attend the Annual General Meeting or exercise voting rights are shareholders who send their registration to attend the Annual General Meeting to one of the following addresses no later than April 11, 2007

in Germany:

RWE Aktiengesellschaft
c/o Dresdner Bank AG
OSS SO Hauptversammlungen
Jürgen-Ponto-Platz 1
60301 Frankfurt am Main
(Fax: +49 69 263-15263)
e-mail: tbhvservice@dresdner-bank.com

in Switzerland:

RWE Aktiengesellschaft
c/o Credit Suisse
Generalversammlungen UWAC 3
Postfach, 8070 Zürich
Switzerland

or

RWE Aktiengesellschaft
c/o UBS AG
Global Wealth Management & Business Banking
Operations / Wertschriften Services
Emissionen / Generalversammlungen
Badenerstraße 574c
Postfach, 8098 Zürich
Switzerland

and furnish proof of their share ownership in the company through a custodian credit institution or custodian financial service institution, reflecting that they were shareholders of

the company at the beginning of the day on March 28, 2007, i.e. at 0:00 hours on March 28, 2007. Analogously to the registration, proof of share ownership in the company must be received at one of the addresses listed above no later than April 11, 2007. The registration and proof of share ownership must be in writing in German or English.

Shareholders who request an admission ticket for the Annual General Meeting from a custodian credit institution on time do not need to do anything else. In such cases, registration and proof of share ownership are handled by the custodian credit institution.

The company's capital stock is divided into 562,405,000 shares, of which 523,405,000 bear voting rights.

Proxy voting

Once again, we are affording our shareholders the opportunity to be represented during votes by a proxy nominated by the company. This proxy must be given authorisation and instructions for the exercise of the voting rights. The proxy is obligated to vote in accordance with the instructions received.

Authorisation and instructions on the exercise of voting rights may be submitted to the proxy nominated by the company, via the Internet, or in writing using the appropriate forms. If using the Internet, authorisation and instructions can even be submitted during the Annual General Meeting. Details of this procedure, including binding deadlines, technical requirements, procedural steps, the process, and risks associated with making changes to instructions are described in a brochure that can be obtained by shareholders from their custodian credit institution and can be downloaded from the Internet from www.rwe.com.

Registration and proof of share ownership must be submitted before the appropriate deadline according to the aforementioned provisions even when a proxy nominated by the company is chosen for the exercise of voting rights. All allowable forms of attendance and proxy, including attendance in person, attendance by proxy, and attendance by name through a custodian credit institution or custodian financial service institution or a shareholders' association shall continue to remain unaffected by this option of exercising voting rights and shall remain possible without limitation.

Essen, March 6, 2007

Sincerely yours,

RWE Aktiengesellschaft
The Executive Board

The invitation to the Annual General Meeting was announced in the March 6, 2007 issue of the electronic Bundesanzeiger (Federal Gazette—www.ebundesanzeiger.de). The invitation and the documents, which can be viewed at the company's headquarters from the convocation of the AGM onwards, will be available on the internet at www.rwe.com as well.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Germany
T +49 201 12-00
F +49 201 12-15199
I www.rwe.com